SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)

                                (Amendment No. 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                Electroglas, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    285324109
                                 (CUSIP Number)

                                December 31, 2005
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 6 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285324109                13G/A                    Page 2 of 6 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Fairfield Greenwich Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               1,615,200*
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                               -0-
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               1,615,200*

REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                               -0-
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               1,615,200*

-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               6.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                               CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 285324109                 13G/A                    Page 3 of 6 Pages

     The Schedule 13G initially filed on March 3, 2005 is hereby amended and restated by this Amendment No. 1 to the Schedule 13G.

Item 1(a).     Name of Issuer:

     The name of the issuer is Electroglas, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 5729 Fontanoso Way, San Jose, CA 95138.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          Fairfield Greenwich Limited, a company incorporated under the laws of the Cayman Islands (the "Reporting Person") with respect to the shares of Common Stock directly owned by it;

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of the Reporting Person is 919 Third Avenue, New York, NY 10022.

Item 2(c).     Citizenship:

     The Reporting Person is a company incorporated under the laws of the Cayman Islands.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value (the "Common Stock").

Item 2(e).     CUSIP Number:  285324109



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CUSIP No. 285324109                 13G/A                    Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with
                    Rule 13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

Item 4.   Ownership.

     A.   Fairfield Greenwich Limited
          (a)  Amount beneficially owned: 1,615,200*
          (b) Percent of class: 6.9 %. The percentages used herein and in the rest of Item 4 are calculated based upon the 23,519,200 shares of Common Stock issued and outstanding as of December 30, 2005, as set forth in the Company's Form 10-Q filed on December 3, 2005.
          (c)(i) Sole power to vote or direct the vote: 1,615,200*
            (ii) Shared power to vote or direct the vote: -0-
           (iii) Sole power to dispose or direct the disposition: 1,615,200*
            (iv) Shared power to dispose or direct the disposition: -0-
* Fairfield Greenwich Limited owns 0 shares of Common Stock of the Company and approximately 16,550 Convertible Bonds, which if converted would be approximately 1,615,200 shares, par value $0.01 per share, of the Company. Pursuant to their terms, the Convertible Bonds are convertible at the option of the holder into shares of Common Stock at an initial ratio of one Convertible Bond into approximately 97.6 shares of Common Stock.


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CUSIP No. 285324109            13G/A                   Page 5 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     Not applicable.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 285324109                 13G/A                   Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2005

                                    /s/ JEFFREY H. TUCKER
                                    ----------------------------------
                                    Jeffrey H. Tucker, as President of
                                    Fairfield Greenwich Limited